December 9, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ultimate Holdings Group, Inc.

Form 10-12G

Filed October 20, 2021

File No. 000-56358

To the men and women of the SEC:

On behalf of Ultimate Holdings Group, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 16, 2021 addressed to Mr. Thomas DeNunzio, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 10-12G on October 20, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Amended Registration Statement on Form 10 filed October 25, 2021

Directors and Executive Officers, page 9

1.	Please clearly disclose all blank check companies with which Mr. DeNunzio has been an officer or director for the past five years, including Prime Time Holdings Inc., and Exquisite Acquisition, Inc. In addition, please clearly identify Mr. DeNunzio as a promoter. See Item 401(g) of Regulation S-K. In addition, given Mr. DeNunzio's other affiliations, please discuss any conflicts of interest.

COMPANY RESPONSE:

We have amended the registration statement on Page 9 and identified Mr. Thomas DeNunzio as a promoter of the Company and discussed any conflicts of interest. We have included the fact that Mr. Thomas DeNunzio was the officer/director of Photozou Holdings, Inc. fka Exquisite Acquisition, Inc. Jeffrey DeNunzio and not Thomas DeNunzio is the director/officer of Prime Time Holdings, Inc. Thus, We did not amend the registration statement to include Prime Time Holdings, Inc.

Description of Registrant's Securities to be Registered, page 13

2.	We note your disclosure on page 13 that you are authorized to issue 520,000,000 shares of stock with 500,000,000 being common stock shares and 20,000,000 being preferred stock shares. However, section IV of your articles of incorporation, which is consistent with note 6 on page F-8, provides that you are authorized to issue 205,000,000 shares of stock with 200,000,000 being common stock shares and 5,000,000 being preferred shares. Please reconcile.

COMPANY RESPONSE:

We have amended the registration statement on Page 13 to correctly state that the Company is authorized to issue 205,000,000 shares of stock consisting of 200,000,000 shares of common stock and 5,000,000 shares of preferred stock each with a par value of $.001.

In addition, We have inserted the unaudited financial statements and Notes in the Form 10 registration statement on Pages F-10 through F-17 for the quarterly period ending October 31, 2021

Date: December 9, 2021

/s/ Thomas DeNunzio

Thomas DeNunzio

Chief Executive Officer